Exhibit 4.14

Exhibit 4.14

CONSULTING AGREEMENT

THIS AGREEMENT is made as of the 1st day of February, 2012.

BETWEEN:

Alberta Star Development Corp., a corporation having its head office at Suite 506, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 Canada

(hereinafter referred to as the “Client” and/ or “Alberta Star”)

– and –

MI3 Communications Financieres Inc., a corporation having its head office at 2075 University, Suite 1600, Montreal Quebec, H3A 2C1, Canada

(hereinafter referred to as the “Consultant”)

RECITALS:

A.	The Consultant is engaged in the business of providing investor relations consultancy services;

B.	Alberta Star desires to retain the Consultant to provide investor relations consultancy services and duties as set forth in Schedule “B” hereof (the “Services”);

C.	The Consultant has the necessary skills, expertise and resources to perform and provide the Services to Alberta Star in accordance with the terms hereof;

D.	The Consultant and Alberta Star desire to set out the terms and conditions pursuant to which the Consultant shall provide the Services to Alberta Star.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, the Consultant and Alberta Star (collectively, the “Parties”) hereto agree as follows:

1.	Services. Subject to the terms and conditions of this Agreement, the Client hereby retains the Consultant to perform the Services set forth herein, and the Consultant agrees to provide such Services.

2.

Time and Effort. During the time that the Consultant is performing the duties and Services required hereunder, the Consultant shall devote such productive time, attention, knowledge and skill to the business and interests of the Client, as is reasonably required. The Client shall be entitled to all the benefits and profits arising from or incident to any and all services performed by the Consultant pursuant to this Agreement. Nothing shall prevent the Consultant from continuing to provide similar services for other persons, entities, corporations or businesses, so long as not provided for a customer of the Client.

3.

Consultant as Independent Contractor. The Parties hereby agree that the Consultant is acting as an independent contractor in performing Services hereunder. It is understood that the work of the Consultant will be carried out by Mario Drolet unless alternative personnel are approved in advance by the Client. Except as expressly authorized by the Client in writing, the Consultant has no authority to act for, on behalf of, or to otherwise bind or obligate the Client, whether by contract, agreement or in any other manner. In accordance with the above, the Client shall not carry any Workers Compensation coverage or any health or accident insurance to cover the Consultant, its officers, directors or employees. The Client shall not pay any contribution or withholding for Canada Pension Plan, Employment Insurance, income tax or other deductions, nor provide any other contributions or benefits that might be expected in an employer- employee relationship. The Consultant shall report and pay any contributions or withholdings for Canada Pension Plan, Employment Insurance, income tax and Workers’ Compensation for itself and its own employees, if any, and the Consultant shall RELEASE INDEMNIFY and HOLD HARMLESS the Alberta Star Group (as defined herein) from and against any liability for failure to make any deductions, contributions or withholdings or to pay taxes, of any nature whatsoever, owed by the Consultant for itself or in respect of its own employees, officers or directors.

4.	Term, Termination and Compensation

(a)	The term of this Agreement and the obligations of the Consultant to provide the Services to the Client as prescribed herein shall be as set out in Schedule “A”.

This Agreement shall automatically renew for an additional three (3) month term following the expiry of the initial term subject to termination in accordance with subsection (b) hereof. In consideration of the provision of the Services, the Client agrees to compensate the Consultant in accordance with Schedule “A”.

(b)

This Agreement may be terminated by either Party provided that the terminating Party shall provide the other party thirty (30) days written notice of such termination (the “Termination Period”). The Consultant shall provide the Services to the Client during the Termination Period provided that such Services are requested by the Client. Notwithstanding the foregoing, the Client shall continue to pay the Consultant for the Services during the Termination Period.

(c)

Notwithstanding anything else contained herein, should the Consultant breach the terms of this Agreement, the Client shall be entitled to immediately terminate this Agreement without further obligation to the Consultant (including payment of further compensation) upon provision of written notice to the Consultant, which notice shall provide details of the breach.

5.	Expenses. During the term of this Agreement, the Client shall pay or, if applicable, reimburse the Consultant for any reasonable out-of-pocket expenses which are incurred in connection with the Consultant’s provision of the Services hereunder. These expenses will be subject to written pre-approval by Client and evidenced by bona fide third party original expense receipts approved by the Client’s finance department. Approved expenses will be reimbursed on or before the 15th day of the month following the month in which the invoice was received by the Client.

6.

Confidentiality. During the term of this Agreement, the Client shall not and shall not be obligated to disclose any confidential information to the Consultant. Should confidential information be disclosed by the Client to the Consultant through inadvertence or otherwise, the Consultant covenants to immediately return such confidential information to the Client and to take all reasonable and necessary steps to destroy or otherwise delete such confidential information from the Consultant’s records. The Consultant shall from the date such confidential information is received keep such confidential information in strict confidence and shall not use, directly or indirectly, such confidential information for any purpose.

Confidential information includes (1) information marked “Confidential,” “Private,” “For Internal Use Only,” or similar legends, (2) technical or scientific information relating to current and future products, services or research, (3) business or marketing plans or projections, (4) earnings and other internal financial data, (5) personnel information, (6) supply and customer lists and (7) other non-public information that, if disclosed, might be of use to the Client’s competitors, or harmful to the Client or its suppliers, customers or other business partners. Confidential information also includes information that the Client’s customers and suppliers have entrusted to us.

The obligation of the Consultant as identified in this paragraph 6 shall not apply to such knowledge, information, material or business data obtained pursuant to this Agreement or relating in any manner to the business affairs of the Client which:

(i)	was demonstrably known to the Consultant prior to receipt thereof pursuant to this Agreement and otherwise subject to an obligation of confidentiality;

(ii)	is generally known or available to the public;

(iii)	shall have become available to the Consultant in good faith from a third party who has a bona fide right to disclose same; and

(iv)

that information which is required to be disclosed to any federal, provincial, state or local government or governmental branch, board, agency or instrumentality necessary to comply with relevant timely disclosure laws or regulatory authorities, including stock exchanges having jurisdiction in respect of securities of the Client.

7.

Data. Any and all data, correspondence, documents, drawings, maps, reports, specifications, computer printouts, computer code, programs or software products, work product or other information (including copies of any of the foregoing) relating to or generated by Services performed pursuant to this Agreement (collectively “Data”) shall, at all times, be the sole property of the Client shall not at any time be used, published, copyrighted or disclosed by the Consultant without prior written consent of the Client. At the request of the Client and, in any event, as of the date of termination of this Agreement, the Consultant shall remit and surrender to the Client all Data and other confidential information in the Consultant’s possession or control. Furthermore, any and all Data, whether completed or not, that is or has been prepared or developed by the Consultant in connection with its performance of Services pursuant to this Agreement, shall be the property of the Client and shall be delivered to the Client promptly at the Client’s request or at the termination of this Agreement, whichever occurs first.

8.

Non-Compete Provision. the Consultant covenants and agrees that (i) during the term of this Agreement, the Consultant will not, without the prior written consent of the Client, directly or indirectly, purchase or acquire in any manner any interests in royalty or mineral interests or other interests of any character in hydrocarbons or other minerals, wherever located, either for the Consultant’s own account or for the account of any third party; and (ii) after the termination of this Agreement, the Consultant shall not, without prior written consent of the Client, for its own account or in connection with its employment or other retainer by any third party, compete directly or indirectly with the Client with respect to: (a) any mineral prospect owned by Alberta Star Group at the time of such termination, (b) any mineral prospect being actively considered for acquisition by Alberta Star Group at the time of such termination, unless such prospect has not been acquired by Alberta Star Group within one (1) year of the date of such termination, or (c) any project assigned to the Consultant by Alberta Star pursuant to the terms hereof. The provisions of this paragraph shall survive termination of this Agreement for a period of one (l) year following the date of such termination.

9.

Warranty re: Securities Laws. The Consultant warrants that it is knowledgeable of all securities requirements in all jurisdictions in which it carries on business and will comply with all securities laws, rules, regulations and requirements in all such jurisdictions in carrying out its services during the term hereof and hereby agrees to indemnify and hold harmless the Client from losses, damages or claims which may arise from a breach of the terms of this Agreement or this specific provision.

10.	Indemnity. The Consultant shall:

(a)

be liable to the Client, its partners, their parent, subsidiary and affiliate corporations, its and their joint venturers, and contractors and subcontractors, officers, directors, agents, and employees of all of the foregoing (individually and collectively referred to as the “Alberta Star Group”) for all losses, costs, damages and legal and other expenses whatsoever which the Alberta Star Group may suffer, sustain, pay or incur by reason of any matter or thing arising out of or in any way attributable to a breach of this Agreement by the Consultant or to the negligent acts or omissions, or wilful misconduct, of the Consultant in the performance or non-performance of the services hereunder including, without limitation, property damage, bodily injury or death and additional taxes of any nature;

(b)

indemnify and save harmless the Alberta Star Group, from any and all actions, proceedings, claims, demands, losses, costs, damages and legal and other expenses of whatsoever nature which may be brought against or suffered by the Alberta Star Group or which it may sustain, pay or incur by reason of any matter or thing arising out of or in any way attributable to a breach of this Agreement by the Consultant or to the negligent acts or omissions, or the willful misconduct, of the Consultant in the performance or non-performance of the Services, including, but without limitation, property damage, bodily injury or death and additional taxes of any nature.

11.

Use of Alberta Star’s Name in Promotional Activities. The Consultant agrees not to use the Client’s name in any advertising, promotional material or publicity releases (in any media whatsoever, including electronic or Web-based) relating to the Services provided hereunder or the results thereof, without the prior written consent of the Client. The Consultant shall obtain the written authorization from the Client prior to the release of information including news releases, fact sheets, profiles and similar printed material relating to the Client.

12.

Choice of Law. This Agreement and all matters and disputes arising hereunder or in connection herewith shall be governed and construed in accordance with the laws of the Province of British Columbia, without regard to principles of conflicts of law which would direct or refer to the laws of a different jurisdiction and the parties hereby submit to the jurisdiction of the courts of the Province of British Columbia.

13.

Compliance with Stock Exchange Rules. The Consultant acknowledges that this Agreement is an agreement to provide “Investor Relations Activities” (as defined in Policy 1.1 of the TSX Venture Exchange (the “Exchange”)) as prescribed by Exchange Policy 3.4. The Consultant agrees to abide by all of the requirements of Exchange Policy 3.4 and to provide to the Client all necessary approvals, writings and other documents necessary to enable the Client to comply with the policies of the Exchange, including, without limitation, Exchange Policy 3.4.

14.

Partial Invalidity. If any provision herein is held to be partially or completely contrary to law and/or unenforceable, this Agreement shall be deemed to be amended to partially or completely modify such provision or portion thereof to the extent necessary to make it enforceable, or, if necessary, this Agreement shall be deemed to be amended to delete the unenforceable provision or portion thereof.

15.

Notices. All notices, requests, demands and other communication required or permitted to be given under the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, transmitted by facsimile or mailed first class, postage prepaid or by registered or certified mail as follows:

If to the Client:

Alberta Star Development Corp.
Suite 506, 675 West Hastings Street
Vancouver, British Columbia V6B 1N2

Fax (604) 408-3884
Attention: Mr. Tim Coupland, President & CEO

If to the Consultant:

MI3 Communications Financieres Inc.
2075 University, Suite 1600
Montreal Quebec, H3A 2C1

Fax (514) 904-2331
Attention: Mario Drolet

Notice of change of address shall be effective only if given in accordance with this paragraph.

16.

Assignment. This Agreement may not be assigned or transferred in whole or in part by the Consultant without first obtaining the written consent of the Client, unless such assignment is to a corporation, 100% of the issued and outstanding shares of which are owned by the Consultant. Notwithstanding anything else contained herein, any assignment or delegation by the Consultant without such consent shall entitle the Client to immediately terminate this Agreement without further obligation whatsoever.

17.

Further Assurances. The Parties hereto agree to perform any further acts and to execute and deliver any further documents which may be necessary or appropriate to carry out the purposes of this Agreement.

18.	Successors and Assigns. This Agreement shall be binding on and ensure to the benefit of the Parties hereto and their respective successors and permitted assigns.

19.

Entire Agreement. This Agreement sets forth the entire agreement between the Parties hereto and supersedes any and all contracts, agreements and communications of every kind, whether oral or written, with respect to performance of services herein specified.

Where the context so admits, words importing the singular number only shall include the plural and vice versa, and words importing a gender shall include any other gender.

20.	Currency. All dollar amounts referred to in this agreement are in lawful currency of Canada, unless otherwise indicated herein.

21.	Section Headings. The various section headings are inserted for convenience of reference only, and shall not affect the meaning or interpretation of this Agreement or any section hereof.

22.

Counterparts and Facsimile Signatures. This Agreement may be executed in one or more counterparts which, taken together, shall constitute one agreement. Delivery of counterparts may be effected by facsimile transmission or electronic PDF transmission

IN WITNESS WHEREOF this Agreement has been duly executed by the Client and the Consultant by their respective duly authorized officers or representatives as of the effective date of this Agreement.

ALBERTA STAR DEVELOPMENT CORP.		MI3 COMMUNICATIONS FINANCIERES INC.
Per:	/s/ “Tim Coupland”	Per:	/s/ “Mario Drolet”
	Tim Coupland, President and Chief		Mario Drolet, President
Executive Officer

SCHEDULE “A”

COMPENSATION and TERM

TERM: This Agreement shall commence on February 1, 2012 and shall continue in full force until April 30, 2012 unless terminated under the termination provisions set out herein.

COMPENSATION: As full compensation for the services rendered pursuant to this Agreement, the consultant will receive from the client the following payments:

Financial Market Consulting Work:

1.	$5,000 (plus HST) monthly fee paid by Client to Consultant on the 1st of the month starting February 1, 2012 until terminated in accordance with the terms hereof.

2.

Subject to the Client’s Board of Directors and TSX Venture Exchange approval, the Consultant shall receive an incentive stock option to purchase up to and including 50,000 common shares of the Client at an exercise price equal to the market price (as such term is defined in the policies of the TSX Venture Exchange) upon such terms and with vesting in accordance with the Client’s Stock Option Plan.

SCHEDULE “B”

DUTIES and WORK PLAN

DUTIES:

The duties for the Consultant represent a comprehensive consulting, advisory and marketing initiative where the Consultant will act as an outsourced financial market consultant to the Client. The Consultant will perform duties outlined below on behalf of the Client.

WORK PLAN:

During the term of this work plan, the Consultant, led by Mario Drolet and, as applicable or required, the Consultant’s consulting team will act as an external consultant to the Client, to help the Client with select financial market initiatives and programs and investor relations. This work plan will focus on targeting capital firms and investors in Montreal and other financial capitals. This extended campaign will commence from the signing of this Agreement.

The Consultant will undertake to provide & assume Investor Relations and Corporate Communications, including related activities on behalf of the Client in a consulting capacity effective from the signing of this Agreement. All services provided by the Consultant will be handled by Mario Drolet.

In general, the Consultant will assist the Client in its investor communications, by acting as the contact and information source with the brokerage community, energy analysts and qualified investors. The Consultant will qualify and refer appropriate inquires to senior management, assist management with its investor presentations and advise management as required, regarding new ideas for enhancing communication effectiveness and company awareness. The success of the program will be dependent on the close co-operation between the Client and the Consultant.

Assist in keeping the general investment community informed of the Client’s activities, including NASD broker-dealers, brokerage firms, financial institutions, mining analysts, and the Client’s shareholders, both Canadian and American.

Handle all phone inquiries by way of a designated toll-free number and communicate and inform the Client’s shareholders by way of Internet, e-mail, fax, mail and or written verbal and/or written with the Client’s corporate updates.

Be the contact person for broker inquiries and follow-up with the dissemination of corporate information and updates.

Provide a monthly report of investment professionals and private investors on behalf of the Client.

Attend all Industry Trade Shows and Financial Seminars as requested by the Client.